Docebo Reports Fourth Quarter and Fiscal Year 2022 Results

TORONTO, ONTARIO - March 9, 2023 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning platform provider, today announced financial results for the three months and fiscal year ended December 31, 2022. All amounts are expressed in US dollars unless otherwise stated.

“Docebo delivered strong performance in spite of the macroeconomic headwinds in 2022 as both new and existing customers are realizing measurable value from deploying our solution across external and internal use cases. Our focus remains on driving long-term growth and profitability across economic cycles, supported by continued innovation,” said Claudio Erba, Founder and Chief Executive Officer.

Fourth Quarter 2022 Financial Highlights
•Revenue of $39.0 million, an increase of 31% from the comparative period in the prior year
•Revenue increased by 35% after adjusting for the negative impact of approximately 4 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Subscription revenue of $36.3 million, representing 93% of total revenue, and an increase of 32% from the comparative period in the prior year
•Subscription revenue increased by 37% after adjusting for the negative impact of approximately 5 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Gross profit of $31.4 million, an increase of 33% from the comparative period in the prior year, or 81% of revenue, compared to 80% of revenue for the comparative period in the prior year
•Net income of $1.6 million, or $0.05 per share, compared to net loss of $(1.4) million, or $(0.04) per share for the comparative period in the prior year
•Adjusted net income of $3.4 million, or adjusted net income per share of $0.10, compared to adjusted net loss of $(0.5) million, or adjusted net loss per share of $(0.01)
•Annual Recurring Revenue1 as at December 31, 2022 of $157.1 million, an increase of $39.4 million from $117.7 million at the end of the fourth quarter of 2021, or an increase of 34%
•Annual Recurring Revenue grew 36% after adjusting for the negative impact of approximately 2 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Adjusted EBITDA1 income of $2.3 million, representing 6% of total revenue, compared to adjusted EBITDA loss of $(1.5) million, representing (5)% of total revenue, for the comparative period in the prior year
•Positive cash flow generated from operating activities of $2.2 million, compared to neutral cash flows for the comparative period in the prior year
•Free cash flow1 of positive $2.0 million, representing 5% of total revenue, compared to negative $(0.2) million, representing (1)% of total revenue, for the comparative period in the prior year

Fiscal Year 2022 Financial Highlights
•Revenue of $142.9 million, an increase of 37% from the comparative period in the prior year
•Revenue increased by 41% after adjusting for the negative impact of approximately 4 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Subscription revenue of $131.6 million, representing 92% of total revenue, and an increase of 37% from the comparative period in the prior year
•Subscription revenue increased by 42% after adjusting for the negative impact of approximately 5 percentage points given the significant strengthening of the U.S. dollar relative to foreign currencies
•Gross profit of $114.7 million, or 80% of revenue
•Net income of $7.0 million, or positive $0.21 per share, compared to net loss of $(13.6) million, or negative $(0.41) per share, for the comparative period in the prior year

•Adjusted net income of $2.3 million, or adjusted net income per share of $0.07, compared to adjusted net loss of $(9.7) million, or adjusted net loss per share of $(0.30)
•Net Dollar Retention Rate1 as at December 31, 2022 of 109% compared to 113% for the comparative period
•Adjusted EBITDA1 income of $1.3 million, representing 1% of total revenue, compared to an Adjusted EBITDA loss of $(8.0) million, representing (8)% of total revenue, for the comparative period in the prior year
•Cash flow generated from operating activities of $2.3 million, compared to negative $(3.3) million for the comparative period in the prior year
•Free cash flow1 of positive $1.2 million, representing 1% of total revenue, compared to negative $(4.4) million, representing (4)% of total revenue, for the comparative period in the prior year
•Cash and cash equivalents of $216.3 million as at December 31, 2022 compared to $215.3 million as at December 31, 2021

Fourth Quarter 2022 Business Highlights
•Docebo is now used by 3,394 customers, an increase from 2,805 customers at the end of December 31, 2021.
•Strong growth in Average Contract Value1, calculated as total Annual Recurring Revenue divided by the number of active customers, increasing from $41,971 as at December 31, 2021 to $46,288 as at December 31, 2022.
•Notable new customer wins include a large entity within the Government of Québec that chose Docebo's modern, configurable learning solutions to provide immersive learning tailored to multiple audiences that include external customer and internal employee training.
•VMware, a leading provider of multi-cloud services for all apps, enabling digital innovation with enterprise control, chose Docebo to support its customer and partner training.
•Working with our reseller, TicTac, Agria, a European-based pet healthcare insurance company chose Docebo to educate their entire customer base through their insurance portal, with the goal of reducing the number of customer claims. Additionally, Agria is using Docebo learning solutions to address their onboarding, compliance; and professional development requirements.
•The Heico Companies, LLC, which serves the commercial and industrial construction markets across the US and Canada, expanded its relationship with Docebo by adding use cases to address their onboarding and compliance learning requirements.
•Secured a cross-sell expansion deal with one of the largest retailers in the US, who has committed to increasing their usage of Docebo's learning solutions to include customer and partner education use cases.
•A large industrial equipment manufacturing company in the US expanded their use of Docebo learning solutions by deploying customer and partner education, customer support, and engineering and sales enablement solutions into a large operating division of their company.
•Haier US Appliance Solutions, Inc. dba GE Appliances, a US headquartered and manufacturing company selected Docebo for multiple external and internal use cases including customer and partner education; sales enablement; customer support, professional services and engineering enablement; and onboarding.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Fourth Quarter and Fiscal Year 2022 Results

Selected Financial Measures

	Three months ended December 31,				Fiscal year ended December 31,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	36,274	27,460	8,814	32.1%	131,597	95,936	35,661	37.2%
Professional Services	2,681	2,341	340	14.5%	11,315	8,306	3,009	36.2%
Total Revenue	38,955	29,801	9,154	30.7%	142,912	104,242	38,670	37.1%

Gross Profit Margin	31,448	23,714	7,734	32.6%	114,734	83,456	31,278	37.5%
Percentage of Total Revenue	80.7%	79.6%			80.3%	80.1%

Net Income (Loss)	1,600	(1,428)	3,028	212.0%	7,018	(13,601)	20,619	151.6%

Cash from (used in) Operating Activities	2,193	(30)	2,223	7,410.0%	2,288	(3,254)	5,542	170.3%

Key Performance Indicators and Non-IFRS Measures

	As at December 31,
	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	157.1	117.7	39.4	33.5%
Average Contract Value (in thousands of US dollars)	46.3	42.0	4.3	10.2%
Net Dollar Retention Rate	109%	113%	(4)%	(4)%
Customers	3,394	2,805	589	21.0%

	Three months ended December 31,				Fiscal year ended December 31,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA	2,260	(1,532)	3,792	247.5%	1,289	(7,969)	9,258	116.2%
Adjusted Net Income (Loss)	3,390	(463)	3,853	832.2%	2,296	(9,743)	12,039	123.6%
Adjusted Net Income (Loss) per Share - Basic	0.10	(0.01)	0.11	1100.0%	0.07	(0.30)	0.37	123.3%
Adjusted Net Income (Loss) per Share - Diluted	0.10	(0.01)	0.11	1100.0%	0.07	(0.30)	0.37	123.3%
Working Capital	178,728	182,605	(3,877)	(2.1)%	178,728	182,605	(3,877)	(2.1)%
Free Cash Flow	1,972	(176)	2,148	1,220.5%	1,207	(4,399)	5,606	127.4%

Financial Outlook

Docebo is introducing financial guidance for the three months ended March 31, 2023 as follows:

•Total revenue between $41.3 and $41.6 million
•Gross profit margin between 80.0% and 81.0%
•Adjusted EBITDA as a percentage of total revenue between 4.0% to 5.0%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information”. A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Conference Call

Management will host a conference call on Thursday, March 9, 2023 at 8:00 am ET to discuss these fourth quarter and fiscal year results. To access the conference call, please dial 416-764-8646 or 1-888-396-8049 or access the webcast at
https://events.q4inc.com/attendee/220009157. The consolidated financial statements for the fiscal year ended December 31, 2022 and Management’s Discussion & Analysis for the same period have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until March 16, 2023 and for 90 days on our website. To listen to the recording, please visit the webcast link or call 416-764-8692 or 1-877-674-7070 and enter passcode 609144#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19, the war in Ukraine and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended March 31, 2023 in respect of total revenue, gross profit margin and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; the severity, duration and impacts of COVID-19 on the economy and our business; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;

•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 8, 2023 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

Our guidance for the three months ended March 31, 2023 total revenue, gross profit margin, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated under “Forward-Looking Statements,” and in particular the following:
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates consistent with our historical experience; and
•with respect to gross profit margin and Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months and fiscal year ended December 31, 2022 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our consolidated statements of income (loss) and comprehensive income (loss) for the following periods:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars, except per share data)	2022	2021	2022	2021
	$	$	$	$
Revenue	38,955	29,801	142,912	104,242
Cost of revenue	7,507	6,087	28,178	20,786
Gross profit	31,448	23,714	114,734	83,456

Operating expenses
General and administrative	7,387	7,265	30,183	28,443
Sales and marketing	15,504	12,638	59,654	43,346
Research and development	6,377	5,505	24,778	20,363
Share-based compensation	1,089	599	4,713	2,261
Foreign exchange loss (gain)	564	98	(11,112)	473
Depreciation and amortization	602	555	2,333	2,019
	31,523	26,660	110,549	96,905
Operating (loss) income	(75)	(2,946)	4,185	(13,449)

Finance (income) expense, net	(1,835)	(38)	(3,512)	65
Other income	(21)	(21)	(85)	(85)
Income (loss) before income taxes	1,781	(2,887)	7,782	(13,429)

Income tax expense	181	(1,459)	764	172

Net income (loss) for the year	1,600	(1,428)	7,018	(13,601)

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(697)	81	11,936	(494)
Item not subsequently reclassified to income:
Actuarial (gain) loss	(252)	80	(252)	80
	(949)	161	11,684	(414)

Comprehensive income (loss)	2,549	(1,589)	(4,666)	(13,187)

(Loss) income per share - basic	0.05	(0.04)	0.21	(0.41)
(Loss) income per share - diluted	0.05	(0.04)	0.21	(0.41)
Weighted average number of common shares outstanding - basic	33,087,982	32,934,282	33,067,716	32,867,801
Weighted average number of common shares outstanding - diluted	34,064,465	32,934,282	34,041,754	32,867,801

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	December 31, 2022	December 31, 2021	Change	Change
	$	$	$	%
Cash and cash equivalents	216,293	215,323	970	0.5%
Total assets	283,669	268,222	15,447	5.8%
Total liabilities	91,458	77,566	13,892	17.9%
Total long-term liabilities	7,096	8,294	(1,198)	(14.4)%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Net Dollar Retention Rate”, “Adjusted EBITDA”, “Adjusted Net Income (Loss)”, “Adjusted Net Income (Loss) per Share - Basic and Diluted” “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners with revenue share agreements) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. The Net Dollar Retention Rate includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes the Total Contractual Monthly Subscription Revenue from new customers during the years.

Annual Recurring Revenue, Average Contract Value and Net Dollar Retention Rate for the fiscal years ended at December 31, 2022 and 2021, were as follows:

	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	157.1	117.7	39.4	33.5%
Average Contract Value (in thousands of US dollars)	46.3	42.0	4.3	10.2%
Net Dollar Retention Rate	109%	113%	(4.0)%	(4.0)%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding income taxes, net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	1,600	(1,428)	7,018	(13,601)
Finance (income) expense, net(1)	(1,835)	(38)	(3,512)	65
Depreciation and amortization(2)	602	555	2,333	2,019
Income tax expense	181	(1,459)	764	172
Share-based compensation(3)	1,089	599	4,834	2,261
Other income(4)	(21)	(21)	(85)	(85)
Foreign exchange loss (gain)(5)	564	98	(11,112)	473
Acquisition related compensation(6)	80	102	948	408
Transaction related expenses(7)	—	60	101	319
Adjusted EBITDA	2,260	(1,532)	1,289	(7,969)
Adjusted EBITDA as a percentage of total revenue	5.8%	(5.1)%	0.9%	(7.6)%

(1)Finance (income) expense, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, contingent consideration and the Credit Facility (as defined herein).

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Adjusted Net Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted

Adjusted Net Income (Loss) is defined as net income (loss) excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, foreign exchange loss (gain), and income tax (recovery) expense.

Adjusted Net Income (Loss) per share - basic and diluted is defined as Adjusted Net Income (Loss) divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income (Loss) presented in our financial statements is net income (loss).

The following table reconciles net income (loss) to Adjusted Net Income (Loss) for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$
Net income (loss) for the period	1,600	(1,428)	7,018	(13,601)
Amortization of intangible assets	81	91	333	373
Share-based compensation	1,089	599	4,834	2,261
Acquisition related compensation	80	102	948	408
Transaction related expenses	—	60	101	319
Foreign exchange loss (gain)	564	98	(11,112)	473
Income tax (recovery) expense related to adjustments(1)	(24)	15	174	24
Adjusted net income (loss)	3,390	(463)	2,296	(9,743)

Weighted average number of common shares - basic	33,087,982	32,934,282	33,067,716	32,867,801
Weighted average number of common shares - diluted	34,064,465	32,934,282	34,041,754	32,867,801
Adjusted net income (loss) per share - basic	0.10	(0.01)	0.07	(0.30)
Adjusted net income (loss) per share - diluted	0.10	(0.01)	0.07	(0.30)
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

Working Capital

Working Capital as at December 31, 2022 and 2021 was $178.7 million and $182.6 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

The following table represents the Company’s working capital position as at December 31, 2022 and 2021:

	2022	2021
	$	$
Current assets	263,585	251,588
Less: Current portion of net investment in finance lease	(174)	(99)
Less: Current portion of contract acquisition costs	(2,778)	(1,390)
Current assets, net of net investment in finance lease and contract acquisition costs	260,633	250,099

Current liabilities	84,362	69,272
Less: Current portion of contingent consideration	(1,083)	(467)
Less: Current portion of lease obligations	(1,374)	(1,311)
Current liabilities, contingent consideration and lease obligations	81,905	67,494
Working capital	178,728	182,605

Free Cash Flow

Free Cash Flow is defined as cash from (used in) operating activities less additions to property and equipment and intangible assets. Free Cash Flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from (used in) operating activities.

The following table reconciles our cash flow from (used in) operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$
Cash flow from (used in) operating activities	2,193	(30)	2,288	(3,254)
Additions to property and equipment	(221)	(146)	(1,081)	(1,145)

Free cash flow	1,972	(176)	1,207	(4,399)
Free cash flow as a percentage of total revenue	5.1%	(0.6)%	0.8%	(4.2)%